# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIMI Holdings Inc., CIK 0001213660
CUSIP: 05552Q202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 725 5TH AVENUE, 15TH FLOOR, 15-01, NEW YORK, New York (NY), NEW YORK
Date of event which requires filing of this statement: 05/21/2024
Filed by CIK 0001858293
Persons authorized to receive notices and communications: Fnu Oudom, 725 5TH AVE, 15TH FLOOR SUITE 15-01, New York, New York (NY), 10022, 6468946029

## Reporting persons
- Oudom Fnu (CIK 0001858293): type of reporting person: individual (IN); citizenship or place of organization: Vanuatu (2L); source of funds: personal funds (PF); sole voting power 11,782,287; shared voting power 0; sole dispositive power 11,782,287; shared dispositive power 0; aggregate amount beneficially owned 11,782,287 (84.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BIMI Holdings Inc.
Address of issuer's principal executive offices: 725 5TH AVENUE, 15TH FLOOR, 15-01, NEW YORK, New York (NY), NEW YORK

## Item 2. Identity and Background
Name of person filing: Mr. Fnu Oudom
Residence or business address: 725 5TH AVE, 15TH FLOOR SUITE 15-01
Present principal occupation or employment: The information set forth in the Statement in response to paragraphs (a) to (f) is in each case incorporated by reference herein in response to the disclosures required by the corresponding paragraphs of this Amendment No. 3.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Vanuatu

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Issuer entered into an agreement with the Reporting Person, according to which the Issuer converted a $1,123,500 loan and issued 1,518,243 shares of Common Stock to the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in the corresponding paragraph of the Statement with respect to the Reporting Person is incorporated by reference herein.

The Reporting Person reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by him.

Except as set forth in Item 4 of the Statement, the Reporting Person has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover pages to this Amendment are incorporated herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 through 10 of the cover pages to this Amendment are incorporated herein.
Transactions in the class effected during the past sixty days: Except as described in this Amendment, the Reporting Person has not effected any transactions in securities of the Issuer in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as described above under Item 3 and under Item 6 of the Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing description under Item 3 of the Debt Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the Debt Conversion Agreement filed as Exhibit 4.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/1213660/000121390024046621/ea020686501ex10-1_bimi.htm

## Signatures
- Oudom Fnu: Oudom Fnu, Oudom Fnu (06/12/2024)